SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of Daimler AG

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.	Interim Report for the three-month period ended March 31, 2010

2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of further improvement or a renewed deterioration of global economic conditions, in particular a renewed decline of consumer demand and investment activity in Western Europe or the United States, or a downturn in major Asian economies; a continuation or worsening of the tense situation in the credit and financial markets, which could result in a renewed increase in borrowing costs or limit our funding flexibility; changes in currency exchange rates or interest rates; the ability to continue to offer fuel-efficient and environmentally friendly products; a permanent shift in consumer preference towards smaller, lower margin vehicles; the introduction of competing, fuel-efficient products and the possible lack of acceptance of our products or services, which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost-reduction and efficiency-optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region and in Asia; the business outlook of companies in which we hold an equity interest, most notably EADS; the successful implementation of the strategic cooperation with Renault, changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety; the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

3

Interim Report Q1 2010

Contents

3	Key Figures
4	Management Report
13	Mercedes-Benz Cars
14	Daimler Trucks
15	Mercedes-Benz Vans
16	Daimler Buses
17	Daimler Financial Services
18	Interim Consolidated Financial Statements
23	Notes to the Interim Consolidated Financial Statements
31	Addresses | Information
Financial Calendar 2010 | 2011

Cover photo:

With the new convertible, Mercedes-Benz has added a particularly attractive and emotive model to the E-Class family. This two-door convertible gives its occupants the pure open-top experience; customer deliveries started on March 27. True to the motto “Four seasons, four persons,” the whole year is convertible season with the new E-Class Cabriolet. Because while many convertibles disappear from the roads of Western Europe in the autumn, the Mercedes-Benz E-Class convertible with AIRCAP, AIRSCARF and Acoustic Soft-top guarantees driving pleasure and comfort whether open or closed. The electric soft-top opens and closes fully automatically within 20 seconds and can even be operated at speeds of up to 25 mph.

Q1

Key Figures

Amounts in millions of €	Q1 2010	Q1 2009	Change in %

Revenue	21,187	18,679	+13	(1)
Western Europe	8,703	8,836	-2
thereof Germany	4,207	4,527	-7
NAFTA	5,363	4,813	+11
thereof United States	4,684	4,199	+12
Asia	3,707	2,703	+37
thereof China	1,500	785	+91
Other markets	3,414	2,327	+47
Employees (March 31)	254,779	263,819	-3
Investment in property, plant and equipment	738	688	+7
Research and development expenditure	1,134	1,116	+2
thereof capitalized development costs	336	331	+2
Cash provided by operating activities	1,957	2,526	-23
EBIT	1,190	(1,426)	—
Net profit (loss)	612	(1,286)	—
Earnings (loss) per share (in €)	0.65	(1.40)	—

(1)  Adjusted for the effects of currency translation, increase in revenue of 15%

Management Report

Increased unit sales by all divisions

First-quarter revenue well above prior-year level at €21.2 billion

Group EBIT significantly positive at €1,190 million (Q1 2009: minus €1,426 million)

Net profit of €612 million (Q1 2009: net loss of €1,286 million)

Significant increases in unit sales and revenue anticipated for full-year 2010

EBIT from ongoing business of more than €4 billion expected for the Daimler Group

Business development

World economy on moderate recovery path

After last year’s deep recession, the world economy continued along its recovery path in the first quarter of 2010. But the speed of expansion in the industrialized countries seems to have slowed down slightly compared to the robust growth of the fourth quarter of 2009. However, strong growth impetus came once again from the rapidly expanding Asian economies — especially China and India, and the economies of South America also seem to have achieved significant growth. Financial markets were affected in the first quarter by concern about the possible consequences of public debt, which was the main reason for the latest weakness of the euro. With the continuation of high raw-material prices, year-on-year inflation rates in the industrialized countries were significantly higher than in previous quarters.

Developments in global automotive markets were very varied in the first quarter of 2010. Global demand for cars generally continued its recovery, mainly due to rapid growth in China. The US market stabilized and posted significant growth in the first quarter. State scrappage incentives were still affecting the major markets of Western Europe apart from Germany, so total unit sales in the region were higher than in the first quarter of 2009. In Germany, however, unit sales fell by a double-digit percentage. The Japanese car market continues to benefit from the state incentive program and expanded by about 25%. The major emerging markets — China, India and Brazil — are still profiting from state incentive programs and significantly surpassed their prior-year volumes. The Russian car market continued to stabilize at the beginning of the year. An incentive program for car buyers was introduced in Russia this March.

Worldwide demand for trucks was significantly stronger than a year earlier, primarily due to the high proportion accounted for by the Chinese market with its ongoing rapid growth. But overall demand was still rather restrained in Western Europe, the United States and Japan. The US market continued to stabilize and expanded slightly compared to the weak prior-year quarter. There were hardly any signs of stabilization in Western Europe, so unit sales remained substantially below the prior-year level. In Japan, however, demand increased slightly due to state incentives. While the Russian market stabilized, demand for trucks grew dynamically not only in China but also in India and Brazil, significantly surpassing the weak prior-year levels.

Unit sales up by 21% in the first quarter

In the first quarter of 2010, Daimler sold 402,700 cars and commercial vehicles worldwide, which was 21% more than in the same period of last year.

Mercedes-Benz Cars recorded a very positive business development in the first quarter of this year. Due in particular to strong growth in the E-Class and S-Class segments, sales increased compared to the prior-year quarter by 20% to 277,100 units (Q1 2009: 231,200). The car division is thus continuing its positive development of the fourth quarter of 2009. Daimler Trucks sold 70,600 vehicles in the first three months of this year (Q1 2009: 65,400). Lower unit sales in Germany, the Middle East and Japan were offset by higher volumes in Brazil, Indonesia and Eastern Europe. Mercedes-Benz Vans’ unit sales increased due to a slight market recovery to 46,700 vehicles (Q1 2009: 28,800). At Daimler Buses, unit sales grew by 23% to 8,400 units. Bus markets in the region of Latin America (excluding Mexico) showed a distinct recovery, primarily due to the positive development in Brazil. But demand in Western Europe was lower than in the prior-year quarter. Daimler Financial Services’ global contract volume increased compared to the end of 2009 by 3% to €59.9 billion; adjusted for exchange-rate effects, it decreased by 1%. Compared to the first quarter of last year, new business increased by 6% to €6.2 billion; adjusted for exchange-rate effects, there was growth of 5%.

The Daimler Group’s first-quarter revenue increased significantly from €18.7 billion to €21.2 billion; adjusted for exchange-rate effects, revenue grew by 15%.

Profitability

EBIT by segment

Amounts in millions of €	Q1 2010	Q1 2009	% change

Mercedes-Benz Cars	806	(1,123)	—
Daimler Trucks	130	(142)	—
Mercedes-Benz Vans	64	(91)	—
Daimler Buses	41	65	-37
Daimler Financial Services	119	(167)	—
Reconciliation	30	32	-6
Daimler Group	1,190	(1,426)	—

The Daimler Group recorded EBIT of €1,190 million for the first quarter of 2010 (Q1 2009: minus €1,426 million).

The very positive development of earnings is a reflection of the ongoing upward trend in nearly all divisions. In particular, Mercedes-Benz Cars achieved significantly positive earnings in the first quarter of 2010 due to its increased unit sales in the full-size and luxury segments. Efficiency improvements and the package of measures agreed upon in the middle of last year to reduce labor costs also contributed to this earnings development.

The sale of Daimler’s shares in the Indian automotive group Tata Motors resulted in a gain of €265 million during the reporting period. However, there was a negative effect on Group EBIT of €269 million from Daimler’s investment in EADS, which is accounted for using the equity method; Daimler’s share in EADS’s loss was primarily the result of expenses related to the A400M military transport aircraft.

Lower charges relating to the compounding of non-current provisions (Q1 2010: €84 million; Q1 2009: €360 million) were offset by negative currency effects.

The programs for the repositioning of Daimler Trucks North America and Mitsubishi Fuso Truck and Bus Corporation led to expenses of €17 million in the first quarter of 2010 (Q1 2009: €45 million).

The special items shown in the following table affected EBIT in the first quarters of 2010 and 2009:

Special factors affecting EBIT

Amounts in millions of €	Q1 2010	Q1 2009

Daimler Trucks
Repositioning of Daimler Trucks North America	(12)	(45)
Repositioning of Mitsubishi Fuso Truck and Bus Corporation	(5)	—

Daimler Financial Services
Sale of non-automotive assets	(46)	(28)

Reconciliation
Sale of equity interest in Tata Motors	265	—
Gain on Chrysler-related assets	—	40

With first-quarter EBIT of €806 million, the Mercedes-Benz Cars division improved its earnings compared to the prior-year quarter by €1.9 billion. The return on sales was 7.0% (Q1 2009: minus 12.4%).

The main factors contributing to this distinct earnings improvement were the significant increase in unit sales, especially in the full-size and luxury segments, the related improvement in the product mix and improved pricing. The division increased its unit sales in particular in the United States and China. Currency effects had a negative impact on earnings, but were partially offset by efficiency gains and cost reductions.

EBIT of €130 million posted by the Daimler Trucks division was also significantly better than the prior-year result of minus €142 million. The return on sales was 2.7% (Q1 2009: minus 2.9%).

This earnings improvement is primarily due to the good business development in Latin America. Other positive effects resulted from the measures taken to reduce costs, especially from the repositioning of Daimler Trucks North America and Mitsubishi Fuso Truck and Bus Corporation. The cost of implementing these programs impacted EBIT by minus €17 million in the first quarter of this year (Q1 2009: minus €45 million).

The Mercedes-Benz Vans division achieved EBIT of €64 million in the first quarter of 2010 (Q1 2009: minus €91 million). The return on sales was 3.8%, compared to minus 7.0% in the first quarter of last year.

The positive development of earnings was mainly the result of higher unit sales compared to the prior-year quarter, especially in Western Europe. Charges from currency effects were largely offset by efficiency improvements and cost savings.

The Daimler Buses division achieved EBIT of €41 million (Q1 2009: €65 million). As expected, earnings were lower than the high level of the prior-year quarter. The return on sales was 4.1% (Q1 2009: 7.2%).

The reduction in earnings is primarily the result of lower unit sales in Western Europe, which could not be fully offset by the positive business development in Latin America.

Daimler Financial Services posted EBIT of €119 million for the first quarter of 2010 (Q1 2009: minus €167 million).

The improvement in earnings was mainly caused by lower risk provisions and higher interest margins. On the other hand, the division recognized charges in particular from the valuation of held-for-sale non-automotive assets, which are subject to lease agreements (€46 million).

The reconciliation of the divisions’ EBIT to Group EBIT primarily reflects our proportionate share in the results of our equity-method investment in EADS as well as further gains or losses at the corporate level.

In the first quarter of 2010, Daimler’s proportionate share of the net result of EADS amounted to a loss of €269 million (Q1 2009: gain of €83 million). The substantial deterioration is primarily the result of additional provisions recognized by EADS in its 2009 consolidated financial statements relating to the A400M military transport aircraft.

On the other hand, the sale of the 5.3% equity interest in Tata Motors led to a pre-tax gain of €265 million, which is reflected in the reconciliation to Group EBIT.

In the prior-year period, a gain of €40 million was realized on the legal transfer of Chrysler’s international sales activities to Chrysler LLC and from the revaluation of Chrysler-related assets.

The reconciliation also includes income at the corporate level of €26 million (Q1 2009: expenses of €112 million) and income of €8 million from the elimination of internal transactions within the Group (Q1 2009: income of €21 million).

Net interest result comprises in addition to expected returns on pension plan assets and interest cost of pension benefit obligations other interest income and other interest expenses (further information is provided in Note 3 of the Notes to the Interim Consolidated Financial Statements). Net interest result for the first quarter of 2010 of €198 million was close to the figure for the prior-year quarter (Q1 2009: €205 million). Interest income decreased, primarily due to the lower level of interest rates (Q1 2010: €200 million; Q1 2009: €293 million). The lower level of interest rates was also the main reason why interest expenses decreased by €100 million to €398 million (Q1 2009: €498 million).

The first-quarter income-tax expense of €380 million (Q1 2009: income-tax benefit of €345 million) was the result of the Group’s pre-tax profit (Q1 2009: pre-tax loss).

The positive development of operating results led to a significant earnings improvement with a net profit of €612 million (Q1 2009: net loss of €1,286 million). Earnings per share amounted to €0.65 (Q1 2009: loss per share of €1.40).

Cash flows

Cash provided by operating activities amounted to €2.0 billion in the first quarter of 2010 (Q1 2009: €2.5 billion). The decrease compared to the prior-year period was the result of opposing developments. The positive business development of nearly all divisions led to a significant improvement in net profit, which had a positive impact on the cash flow from operating activities. There were negative effects from increased inventories and the development of new business in leasing and sales financing. Another factor is that small amounts of income tax had to be paid in the first quarter of 2010, whereas net tax refunds were received in the prior-year period. In addition, there were higher cash outflows for interest payments than in the first quarter of last year, due in particular to bonds issued in 2009. The effects from the higher trade receivables and payables, caused by the development of production and sales, nearly offset each other compared to the prior-year quarter.

Cash flows from investing activities in the first quarter resulted in a net cash outflow of €0.1 billion (Q1 2009: €3.4 billion). The reduced cash outflow compared to the prior-year quarter was primarily the result of acquisitions and sales of securities carried out in the context of liquidity management; this led to a net cash inflow of €0.7 billion in the first quarter of 2010, compared to a net cash outflow of €2.4 billion in the prior-year period. The reporting period was also affected by the proceeds from the sale of shares in Tata Motors (€0.3 billion). There was an opposing effect from the slightly higher cash outflow for investments in property, plant and equipment and intangible assets.

Cash flows from financing activities resulted in a net cash outflow of €2.5 billion in the period under review, almost all of which reflects the repayment of financing liabilities. The cash inflow in the prior-year period of €7.1 billion was primarily due to new financing liabilities and the capital increase from the issue of new shares (€1.95 billion).

Cash and cash equivalents with an original maturity of three months or less decreased compared to December 31, 2009 by €0.3 billion, after taking the effects of currency translation into account. Total liquidity, which also includes deposits and marketable securities with an original maturity of more than three months, decreased by €0.9 billion to €15.2 billion, mainly because of the cash outflows from financing activities. The high level of liquidity is likely to continue decreasing in the course of 2010, primarily due to the repayment of financing liabilities as they fall due.

The free cash flow of the industrial business, the parameter used by Daimler to measure the Group’s financing capability, was positive in the magnitude of €0.3 billion (Q1 2009: minus €1.1 billion).

The main reason for the increase in the free cash flow was the increase in earnings of nearly all divisions, which more than compensated for the negative effects of inventory developments and higher payments for interest and taxes. The sale of shares in Tata Motors was an additional factor with a positive impact on the free cash flow.

Free cash flow of the industrial business

Amounts in millions of €	Q1 2010	Q1 2009	10/09 change

Net cash flow from operating activities	1,035	(96)	1,131
Net cash flow from investing activities	(191)	(2,822)	2,631
Change in cash (>3 months) and marketable securities included in liquidity	(545)	1,797	(2,342)
Free cash flow of the industrial business	299	(1,121)	1,420

The net liquidity of the industrial business increased slightly by €0.1 billion to €7.4 billion.

Net liquidity of the industrial business

Amounts in millions of €	Mar. 31, 2010	Dec. 31, 2009	10/09 change

Cash and cash equivalents	7,197	6,735	462
Marketable securities and long-term deposits	4,562	5,073	(511)
Liquidity	11,759	11,808	(49)
Financing liabilities	(4,522)	(5,516)	994
Market valuation and currency hedges for financing liabilities	141	993	(852)
Financing liabilities (nominal)	(4,381)	(4,523)	142
Net liquidity	7,378	7,285	93

The increase in net liquidity was mainly caused by the positive free cash flow, with smaller opposing effects from currency translation.

Net debt at Group level, which is primarily related to the refinancing of the leasing and sales-financing business, increased by €0.8 billion compared to December 31, 2009. The increase was primarily due to movements in currency exchange rates. There were opposing effects from the industrial business and a positive free cash flow in the financial services business; the latter was due to the development of new business and proceeds from the sale of assets which had previously been classified as held for sale.

Net debt of the Daimler Group

Amounts in millions of €	Mar. 31, 2010	Dec. 31, 2009	10/09 change

Cash and cash equivalents	9,484	9,800	(316)
Marketable securities and long-term deposits	5,724	6,342	(618)
Liquidity	15,208	16,142	(934)
Financing liabilities	(57,259)	(58,294)	1,035
Market valuation and currency hedges for financing liabilities	141	993	(852)
Financing liabilities (nominal)	(57,118)	(57,301)	183
Net debt	(41,910)	(41,159)	(751)

Financial position

Compared to December 31, 2009, the balance sheet total increased by €3.2 billion to €132.0 billion mainly as a result of exchange-rate effects. The financial services business accounted for €65.4 of the balance sheet total at the end of the first quarter (December 31, 2009: €65.1 billion), equivalent to 50% of the Daimler Group’s total assets (December 31, 2009: 51%).

Current assets amounted to 44% of the balance sheet total (December 31, 2009: 42%), of which both inventories and trade receivables increased. Current liabilities accounted for 37% of the balance sheet total, which is the same percentage as at December 31, 2009.

Intangible assets increased to €7.0 billion (December 31, 2009: €6.8 billion), primarily reflecting higher capitalized development costs.

Because capital expenditure was higher than depreciation and also due to exchange-rate effects, property, plant and equipment rose to €16.3 billion (December 31, 2009: €16.0 billion). The main areas of investment were advance expenditure for new vehicle models and drive systems at the Mercedes-Benz Cars division.

Equipment on operating leases and receivables from financial services increased by €1.7 billion to €58.7 billion (December 31, 2009: €57.0 billion). Adjusted for currency translation, there was a decrease of €0.5 billion. As a proportion of the balance sheet total, these items amounted to 44% (December 31, 2009: 44%).

Investments accounted for using the equity method of €4.0 billion mainly comprise the carrying amounts of our investments in EADS, Tognum and Kamaz. The decrease of €0.3 billion reflects Daimler’s proportionate share of the result of EADS, which was mainly influenced by expenses relating to the A400M military transport aircraft.

Inventories increased by €1.4 billion (+11%) to €14.2 billion, accounting for 11% of the balance sheet total. The increase is primarily attributable to cycles of production and sales during the year, which usually lead to an increase in inventories in the first quarter.

Trade receivables increased in line with unit sales by €1.6 billion to €6.9 billion.

Other financial assets (€9.8 billion) mainly comprise securities, derivative financial instruments, loans and other receivables due from third parties. The decrease of €1.7 billion primarily reflects the reduction in the securities included in liquidity management and the sale of shares in Tata Motors (€0.3 billion).

Cash and cash equivalents decreased compared to December 31, 2009 by €0.3 billion to €9.5 billion.

The assets held for sale from non-automotive leasing portfolios amounted to €0.2 billion (December 31, 2009: €0.3 billion). In the first quarter of 2010, assets of €0.2 billion were sold to third parties. There was an opposing effect from the first allocation of leasing portfolios (€0.1 billion).

Provisions accounted for 14% of the balance sheet total. Most of them relate to warranty, personnel and pension obligations and increased to €18.8 billion from €18.4 billion at December 31, 2009, mainly due to higher provisions for pensions.

Trade payables increased by €1.9 billion to €7.6 billion mainly due to the higher production volume.

Financing liabilities decreased by €1.0 billion to €57.3 billion. Adjusted for currency effects, the decrease amounted to €2.4 billion. Financing liabilities accounted for 43% of the balance sheet total (December 31, 2009: 45%) and primarily relate to the leasing and sales-financing business. The liabilities arising from customer deposits in Mercedes-Benz Bank’s direct banking business decreased by €1.5 billion to €11.1 billion.

Other financial liabilities rose by €0.9 billion to €10.6 billion. They primarily comprise liabilities from residual-value guarantees, derivative financial instruments and payrolls, as well as accrued interest on financing liabilities.

The Group’s equity increased compared to December 31, 2009 by €0.5 billion to €32.3 billion. Net profit of €0.6 billion and exchange-rate effects were partially offset by negative effects from the mark-to-market valuation of financial instruments. The equity ratio was 24.5% for the Group (December 31, 2009: 24.7%) and 41.0% for the industrial business (December 31, 2009: 42.6%).

Workforce

At the end of the first quarter of 2010, Daimler employed 254,779 people worldwide (March 31, 2009: 263,819). Of that total, 161,449 people were employed in Germany (March 31, 2009: 164,983). The adjustment of production volumes to the ongoing difficult market situation during the first quarter resulted in short-time work particularly at the commercial-vehicle plants. But due to the revival of demand, short-time work was suspended at our biggest car assembly plant in Sindelfingen as of January. Nearly all of our employees who are not on short-time work have temporarily had their working hours reduced by 8.75% with a corresponding reduction in salary until June 30, 2010, as agreed upon with the Group Labor Council. At the end of March 2010, approximately 18,000 employees were on short-time work and 96,000 employees were affected by the 8.75% reduction.

Changes in the Supervisory Board and the Board of Management

Effective January 5, 2010, Mr. Jörg Spiess was elected to the Supervisory Board as a representative of the employees and as successor to Mr. Helmut Lense.

On April 14, 2010, the Annual Meeting of Daimler AG elected Dr. Paul Achleitner to the Supervisory Board as successor to the departing member, Mr. Arnaud Lagardère. Mr. Achleitner, a member of the Board of Management of Allianz SE, has been elected as a member of Daimler’s Supervisory Board until the end of the Annual Meeting held in 2015.

Dr. Wolfgang Bernhard has been appointed as a member of the Board of Management of Daimler AG effective February 18, 2010. Mr. Bernhard is responsible for Production and Procurement Mercedes-Benz Cars and for the Mercedes-Benz Vans division.

Daimler plans to increase its interest in KAMAZ

Daimler AG has signed a memorandum of understanding with Troika Dialog, Russia’s leading investment bank, relating to the acquisition of 5% of KAMAZ shares held by Troika Dialog. In this way, Daimler is increasing its interest in the strategic partnership with the Russian truck manufacturer. It is planned that Daimler and the European Bank for Reconstruction and Development (EBRD) will jointly acquire the shares in KAMAZ. Daimler will at first increase its equity interest in KAMAZ by one percentage point to 11%, while the remaining 4% of KAMAZ shares will be held by the EBRD.

Daimler sells all of its shares in Tata Motors

In March 2010, Daimler AG sold all of its 5.34% equity interest in Tata Motors, an Indian automotive company, to various groups of investors through the capital market. Tata Motors’ share price has risen significantly, especially in 2009, with the result that Daimler AG achieved a cash inflow of €303 million from the sale. The transaction increased first-quarter EBIT by €265 million.

Events after the interim balance sheet date

On April 1, 2010, Daimler AG reached a settlement with the US Securities and Exchange Commission (SEC) and the US Department of Justice (DOJ) on the termination of investigations into possible violations by Daimler of the US Foreign Corrupt Practices Act (FCPA). As part of this settlement, Daimler will pay a fine of US $93.6 million (approximately €70 million) and agrees to a profit disgorgement of US $91.4 million (approximately €68 million). Daimler has recognized sufficient provisions to cover these payments in recent years.

On April 7, 2010, Daimler AG and the Renault-Nissan Alliance agreed on wide-ranging strategic cooperation, which will result in early advantages for both groups from a series of specific projects and the shared use of best practices. On the basis of comprehensive and constructive discussions, specific projects have been agreed upon and will be implemented without delay. These projects include a new, common architecture for small cars, the shared use of fuel-efficient diesel and gasoline engines, and cooperation in the field of light commercial vehicles. A cross shareholding has also been agreed: The Renault-Nissan Alliance will receive a 3.1% equity interest in Daimler out of Daimler’s treasury shares while Daimler will receive a 3.1% interest in Renault and a 3.1% interest in Nissan.

Outlook

The statements made in the Outlook section of this Interim Report are based on the current assumptions of the Daimler management. In turn, those assumptions are based on the expectations for general economic developments described below, which are in line with appraisals made by renowned economic research institutes and the targets set by our divisions. Expectations for future business developments reflect the opportunities and risks arising from prevailing market conditions and competitive situations as the year progresses.

With regard to existing opportunities and risks, we refer to the statements made in our Annual Report 2009 and the notes on forward-looking statements at the end of this Management Report. In our assessment, market risks have decreased so far this year.

At the beginning of the second quarter, most available indicators suggest that the upturn of the world economy will continue. However, above all in the industrialized countries, it cannot yet be assumed with any degree of certainty that we are entering a self-sustaining upswing. Substantial stimulus is still being provided by special and one-time effects, whether in the form of fiscal programs or positive changes in inventory investment. So far, the economic revival has mainly relied on this stimulus and on rising exports, while domestic demand has barely risen. In particular on the investment side, a distinct improvement is required this year so that the world economy can develop a sustained dynamism. The prospects for private consumption in the industrialized countries remain rather modest in view of relatively high unemployment and little growth in incomes. While the extensive state stimulus programs that have been applied to combat recession will lose a lot of their impact in the coming quarters, the continuing recovery of world trade should provide additional growth momentum. This would above all benefit export-oriented economies such as Germany and Japan. The emerging markets will also contribute significantly to the expansion of the world economy. Growth will be the most dynamic in Asia, but significantly better growth rates than in 2009 are also expected for all other regions. In terms of incremental growth rates, the biggest impetus will come from Eastern Europe, where strong growth is now expected following the deep recession of last year. Most analysts and institutes assume that the world economy can expand by a good 3% this year. However, the global economic recovery is likely to remain very fragile in the coming months, and thus susceptible to external disturbances. The biggest sources of risk are still to be seen in renewed turbulence of financial and capital markets, the debate about high levels of public debt, raw-material prices and possible overheating of the Chinese economy.

From today’s perspective, markets for motor vehicles will continue to recover as the year progresses. Global demand for cars should grow by 3-4% this year following the declines of the past two years. The recovery of the US market for cars and so-called light trucks should strengthen as the year progresses. But in Western Europe, demand is likely to fall distinctly following the end or gradual discontinuation of state scrappage incentives, especially in the high-volume and small-car segments. Germany will probably have the sharpest decline of all the Western European volume markets, with a double-digit drop in total sales. However, demand should gradually improve from commercial customers, which account for approximately half of the market in normal years. The Japanese market should be larger than in 2009 thanks to the prolongation until September of the state incentive program. According to current assessments, demand for cars in China and India will continue to grow substantially this year. The Brazilian market is expected to weaken following the expiry of tax relief. The Russian market should recover moderately following last year’s demand slump, with support from a recently introduced scrappage program.

Worldwide demand for trucks should increase again this year following the distinct market decline in 2009. China remains the main source of growth due to its high share of the global market for commercial vehicles above six tons. Prospects for Western Europe, the United States and Japan are still rather modest, however. In the NAFTA region, only slight volume growth of about 10% from a low level is anticipated for the segment of medium and heavy-duty trucks. In view of the weak development in Western Europe, demand in the aggregate European truck market is likely to be only slightly higher than last year. The Japanese market is likely to expand from a low level by 20-30%. Demand in the major emerging markets is likely to grow significantly this year. Strong demand is anticipated not only in China, but also in India and Brazil. In Russia and Eastern Europe, at least a slight market recovery can be expected following the severe crisis in 2009.

We expect a small increase in demand for medium-sized and large vans in Western Europe this year, along with significant market growth in the segment of large vans in the United States.

Expectations for buses are for slightly lower demand for both city buses and coaches in Europe this year. On the other hand, market conditions for bus chassis in Latin America are still very positive. Demand in North America is likely to be lower than in 2009.

Based on the divisions’ planning, Daimler expects total unit sales to increase significantly in 2010 (2009: 1.6 million vehicles).

Mercedes-Benz Cars will profit this year from the full availability of the new E-Class models. Following the very successful market launches in 2009 of the E-Class sedan, coupe and station wagon, the new E-Class convertible was launched in the first quarter of 2010. Unit sales will also be boosted by the new super sports car Mercedes-Benz SLS AMG, and as of autumn 2010 by the new generations of the R-Class and the CL-Class. Furthermore, we are continually launching additional fuel-efficient and environmentally friendly versions of existing models. Starting in the third quarter of 2010, new and particularly efficient six- and eight-cylinder gasoline engines will become available. Our already extensive portfolio of BlueEFFICIENCY models will be expanded to 85 model versions by the end of 2010. For the smart brand, we anticipate an increase in demand following the launch of a new generation of the smart fortwo in the third quarter of 2010. On the basis of our attractive and competitive range of vehicles, we assume that we will be able to strengthen our market position in 2010 even with a continuation of difficult conditions, and that we will grow at about double the rate of the global car market.

We expect the Mercedes-Benz Cars division to achieve EBIT of €2.5 billion to €3 billion from its ongoing business in the year 2010. This should be facilitated on the one hand by higher volumes and on the other hand by improved profit margins. The projected range is dependent on market developments, exchange-rate volatilities and the macroeconomic situation. We will continue to invest substantial amounts in the development and production of new drive technologies and innovative safety systems in order to improve our competitive position in this difficult market environment.

Daimler Trucks anticipates a recovery of unit sales this year, starting from the low level of 2009. We expect growth impetus initially from some of the Latin American markets and — starting from a very low level — also from the NAFTA region. In Europe, however, we anticipate a slight revival of demand in the second half of 2010 at the earliest.

On this basis, we anticipate EBIT in 2010 from the ongoing business of €500 million to €700 million.

Against the backdrop of rising customer demand in the van sector and the stabilizing market situation, Mercedes-Benz Vans expects a significant increase in unit sales compared to the prior year. In combination with the positive effects from the measures taken to improve efficiency, we anticipate EBIT in 2010 in the region of €250 million.

Daimler Buses assumes that it will increase its unit sales in 2010, mainly due to strong demand in Latin American markets. We expect significantly positive EBIT of approximately €180 million, as in the prior year.

The Daimler Financial Services division anticipates stable development of its worldwide contract volume in the automotive business. Daimler Financial Services assumes that credit-risk costs will decrease in full-year 2010. We also assume that the division will achieve further efficiency improvements. For the full year, Daimler Financial Services expects to achieve EBIT from its ongoing business of more than €500 million.

Following a distinct decline in 2009, we assume that the Daimler Group’s revenue will increase again in 2010, but will remain significantly below the level of 2008. All automotive divisions should contribute to this year’s growth.

We expect the Daimler Group to achieve EBIT from the ongoing business of more than €4 billion in 2010. The key factors for this expectation are the ongoing market revival, the improving economic environment and the market success of our products.

As a result of the upturn in demand, we assume that the size of our worldwide workforce will remain constant or increase slightly compared to the end of 2009.

Forward-looking statements:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of further improvement or a renewed deterioration of global economic conditions, in particular a renewed decline of consumer demand and investment activity in Western Europe or the United States, or a downturn in major Asian economies; a continuation or worsening of the tense situation in the credit and financial markets, which could result in a renewed increase in borrowing costs or limit our funding flexibility; changes in currency exchange rates or interest rates; the ability to continue to offer fuel-efficient and environmentally friendly products; a permanent shift in consumer preference towards smaller, lower margin vehicles; the introduction of competing, fuel-efficient products and the possible lack of acceptance of our products or services, which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost-reduction and efficiency-optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region and in Asia; the business outlook of companies in which we hold an equity interest, most notably EADS; the successful implementation of the strategic cooperation with Renault; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety; the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Mercedes-Benz Cars

Unit sales up by 20% compared to Q1 2009

Market success for all model series

Continuation of model offensive

EBIT significantly positive at €806 million (Q1 2009: minus €1,123 million)

Amounts in millions of €	Q1 2010	Q1 2009	% change

EBIT	806	(1,123)	.
Revenue	11,595	9,067	+28
Unit sales	277,117	231,193	+20
Production	307,826	208,370	+48
Employees (March 31)	92,743	95,103	-2

Unit sales	Q1 2010	Q1 2009	% change

Total	277,117	231,193	+20
Western Europe	135,069	133,385	+1
Germany	53,795	59,994	-10
United States	56,145	43,927	+28
China	26,855	11,215	+139
Other markets	59,048	42,666	+38

Significant improvements in unit sales, revenue and earnings

Mercedes-Benz Cars achieved a very positive business development in the first quarter of 2010. Due in particular to strong growth in the E-Class and S-Class segments, unit sales increased compared to the first quarter of last year by 20% to 277,100 vehicles (Q1 2009: 231,200). This year, therefore, the car division has continued its positive development of the fourth quarter of 2009. First-quarter revenue rose by 28% to €11.6 billion. As a result of this positive market development, Mercedes-Benz Cars improved its EBIT to €806 million (Q1 2009: minus €1,123 million).

Market success for all model series

Our model mix improved significantly following an excellent response to the new models in the full-size and luxury segments. Sales of 70,600 automobiles in the E-Class segment were more than double the number for the prior-year period (Q1 2009: 28,500). The E-Class sedan remains the market leader in its segment. Sales in the S-Class segment increased by 60% compared to the first quarter of last year, reaching 17,900 units (Q1 2009: 11,200). Primarily due to growth for the M- and GL-Class, Mercedes-Benz increased its unit sales also in the SUV segment — by 14% to 42,400 vehicles (Q1 2009: 37,300). In the C-Class segment, 75,500 units were sold in the first quarter (Q1 2009: 77,400). Sales of A- and B-Class models increased by 3% to 48,100 units (Q1 2009: 46,700).

In Western Europe, sales by Mercedes-Benz Cars of 135,100 units were slightly above the prior-year level (Q1 2009: 133,400). Within the region, Mercedes-Benz Cars gained market share in Germany. In the United States, sales increased by 28% to 56,100 units (Q1 2009: 43,900). Mercedes-Benz thus gained market share also in the USA and is the best-selling German premium brand in that market. In China, Mercedes-Benz Cars more than doubled its unit sales to 26,900 vehicles (Q1 2009: 11,200); Mercedes-Benz thus defended its position as the premium brand with the strongest growth in the Chinese market.

21,400 smart fortwo cars were delivered in the first quarter of this year (Q1 2009: 28,500). The new generation of the two-seater will be launched in the third quarter.

Mercedes-Benz continues its model offensive

With the launch of the new E-Class convertible, deliveries of which began at the end of March, Mercedes-Benz has now completed its model range in the E-Class segment. With its innovative AIRCAP® automatic wind deflector, the new E-Class convertible offers unique all-year-round comfort in the segment of open automobiles. We have already sold nearly the entire annual production for 2010 of the super sports car SLS AMG, which was also launched at the end of March. The SLS AMG has received some important awards in recent weeks, including the “Golden Steering Wheel,” “The Best Car” and the “Auto Trophy.” And at the New York Motor Show, Mercedes-Benz presented the new generation of the R-Class with a completely newly designed front. This model will be available as of August 2010. Mercedes-Benz made further progress also in the area of efficiency. The new C 220 CDI for example consumes only 4.4 liters of diesel fuel per 100 kilometers; its CO2 emissions have thus been reduced from 127 to 117 g/km. And the E 250 CDI with the new 7-speed automatic transmission now consumes only 4.9 liters of diesel fuel per 100 kilometers (129 g/km CO2). Both of these cars are equipped with start-stop automatic.

Production preparations for long-wheelbase E-Class in China

The E-Class coupe and the E-Class convertible are now produced in a flexible mix on one assembly line at the Mercedes-Benz plant in Bremen. And at our plant in Beijing, preparations are being made for the production startup of the new long-wheelbase E-Class, which has been developed exclusively for the Chinese market. We anticipate further positive unit-sales impetus from the market launch of the long-wheelbase E-Class, which is scheduled for July 2010.

Daimler Trucks

Unit sales above prior-year level at 70,600 trucks (Q1 2009: 65,400)

Daimler Trucks continues to focus on the BRIC markets

Fuso Canter Eco Hybrid successful also outside Japan

EBIT positive again at €130 million (Q1 2009: minus €142 million)

Amounts in millions of €	Q1 2010	Q1 2009	% change

EBIT	130	(142)	.
Revenue	4,873	4,918	-1
Unit sales	70,557	65,405	+8
Production	73,768	58,802	+25
Employees (March 31)	69,652	74,180	-6

Unit sales	Q1 2010	Q1 2009	% change

Total	70,557	65,405	+8
Western Europe	9,446	12,216	-23
Germany	4,729	6,819	-31
United States	15,089	13,748	+10
Latin America (excluding Mexico)	13,014	7,282	+79
Asia	22,087	22,135	0
Other markets	10,901	10,024	+9

Significant earnings recovery

Daimler Trucks sold 70,600 vehicles in the first quarter of 2010 (Q1 2009: 65,400). Lower unit sales in Germany, the Middle East and Japan were more than offset above all by higher volumes in Latin America (+79%) and Southeast Asia (+48%). Revenue of €4.9 billion was close to the level of the prior-year period. EBIT of €130 million was positive again (Q1 2009: minus €142 million).

Market recovery in America and Asia

Trucks Europe/Latin America (Mercedes-Benz) sold 25,600 vehicles in the first quarter of this year, representing an increase over the number of 23,100 units sold in the first quarter of 2009. Unit sales in Brazil developed particularly well at plus 81%, due to the economic recovery, tax relief and state support with the provision of favorable financing packages. In Western Europe, unit sales decreased once again to 8,600 vehicles, in line with the market trend (Q1 2009: 11,600). The sharpest drop in demand was in Germany (-31%).

Unit sales of 17,900 vehicles by Trucks NAFTA (Freightliner, Western Star, Thomas Built Buses) were above the prior-year level (+4%). While Trucks NAFTA achieved a slight increase in unit sales in the US market (+9%), unit sales decreased in Canada and Mexico.

Trucks Asia (Fuso) sold 27,100 vehicles in the first quarter, which is 8% more than in the prior-year period. The biggest increase was in Indonesia (+56%). Unit sales decreased, however, in Taiwan (-50%) and Japan (-23%). Overall demand in the regions outside Japan was 18% higher than in the first quarter of 2009.

Daimler Trucks intensifies alliance with Russian truck manufacturer

Daimler AG has signed a memorandum of understanding with Troika Dialog, Russia’s leading investment bank, on the acquisition of 5% of KAMAZ shares held by Troika Dialog. In this way, Daimler is increasing its interest in the strategic partnership with the Russian truck manufacturer. It is planned that Daimler and the European Bank for Reconstruction and Development (EBRD) will jointly acquire the shares in KAMAZ. Daimler will at first increase its equity interest in KAMAZ by one percentage point to 11%, while the remaining 4% of KAMAZ shares will be held by the EBRD. Daimler Trucks and KAMAZ have already implemented the first projects in the context of a strategic partnership and will soon begin with local truck production and sales of Daimler Truck vehicles.

Mercedes-Benz do Brasil expands production capacities

Due to the prevailing strong growth in demand for trucks and buses in Latin America, which is expected to continue, it was decided in the first quarter to significantly expand vehicle production in Brazil. Production capacity at the São Bernardo do Campo facility — Daimler’s biggest commercial-vehicle plant outside Europe — is to be expanded until 2012 by 15% to reach a level of 75,000 units per annum. In addition, as of 2011, commercial vehicles will also be produced at the car plant in Juiz de Fora in the federal state of Minas Gerais. By then, this plant is to be integrated into the Daimler Trucks production network.

Mitsubishi Fuso Truck and Bus Corporation (MFTBC) successful with the Fuso Canter Eco Hybrid

In February, MFTBC started selling its Fuso Canter Eco Hybrid in Hong Kong. Following Ireland and Australia, Hong Kong is now the third market for this light hybrid truck outside the Japanese domestic market.

Daimler Trucks North America (DTNA) at the biggest commercial vehicle show

DTNA was a prominent exhibitor at the Mid American Trucking Show in March with the brands Freightliner, Western Star and Detroit Diesel. The main focus was on fuel-efficient drive systems and the introduction as standard equipment of the tried-and-tested SCR technology in the US market to fulfill the new EPA 2010 emission regulations.

Mercedes-Benz Vans

Significant increase in unit sales to 46,700 vehicles (Q1 2009: 28,800)

Improved position in a difficult market environment

Prizes awarded to Mercedes-Benz Vans products

EBIT of €64 million (Q1 2009: minus €91 million)

Amounts in millions of €	Q1 2010	Q1 2009	% change

EBIT	64	(91)	.
Revenue	1,697	1,291	+31
Unit sales	46,655	28,834	+62
Production	49,820	30,554	+63
Employees (March 31)	15,051	15,942	-6

Unit sales	Q1 2010	Q1 2009	% change

Total	46,655	28,834	+62
Western Europe	34,755	21,874	+59
Germany	12,719	9,559	+33
Eastern Europe	2,721	2,159	+26
United States	2,416	248	.
Latin America (excluding Mexico)	2,745	1,876	+46
Other markets	4,018	6,960	-42

Increased unit sales, revenue and EBIT after market recovery

Unit sales by Mercedes-Benz Vans increased to 46,700 vehicles in the first quarter of 2010 (Q1 2009: 28,800), following a slight market recovery. First-quarter revenue of €1.7 billion was also above the prior-year level (€1.3 billion), while EBIT amounted to €64 million (Q1 2009: minus €91 million).

Mercedes-Benz Vans improves its position in a difficult market environment

In an ongoing difficult market environment, Mercedes-Benz Vans achieved a 62% increase in unit sales compared to the weak first quarter of 2009, selling 46,700 vehicles. In Western Europe, the division’s most important market, unit sales in the first quarter of 2010 increased to 34,800 vehicles, representing an increase of nearly 60% compared to the prior-year quarter. Unit sales in Germany rose by 33% to 12,700 vans. The market in Eastern Europe recovered slightly, resulting in only moderate growth in sales in that region to 2,700 units.

Mercedes-Benz Vans achieved pleasing growth in unit sales also in the NAFTA region. Since the beginning of this year, the Sprinter has been sold in the United States and Canada through the Mercedes-Benz sales organization. Unit sales in the first quarter increased to 3,000 vans (Q1 2009: 500).

We sold 30,600 Sprinter vans in the first three months of this year, representing an increase of 67% compared to the prior-year quarter. Sales of the Vito and Viano also increased considerably to a total of 15,200 units worldwide (Q1 2009: 9,900).

Despite the continuation of the difficult market situation, Mercedes-Benz Vans was able to strengthen its market leadership for medium-sized and large vans in Western Europe, achieving a market share of 17.7% (Q1 2009: 16.7%).

Excellent products convince experts and customers

The popularity of vans from Mercedes-Benz with industry experts and customers was demonstrated once again in the first quarter of 2010 with the award of several prizes.

In the annual image ranking carried out by the specialist magazine ‘VerkehrsRundschau’ Mercedes-Benz Vans products took first place in the overall Vans category. In addition, Mercedes-Benz vans and trucks took the top positions in the new Environment category.

Mercedes-Benz Vans to put the first battery-powered van into series production

On the occasion of the Informal EU Competitiveness Council in San Sebastián in February 2010, Mercedes-Benz Vans presented the prototype of a battery-powered van based on the Mercedes-Benz Vito.

Before the end of 2010, more than 100 Mercedes-Benz Vito E-Cell vans will be delivered to 20 customers in Europe. These are mainly fleet customers and public-sector institutions that want to transport goods in environmentally sensitive zones quietly and completely without local emissions in the future.

Daimler Buses

Unit sales of 8,400 buses and chassis (Q1 2009: 6,800)

Presentation of new Setra TopClass for the United States

Further development of activities in India

EBIT of €41 million (Q1 2009: €65 million)

Amounts in millions of €	Q1 2010	Q1 2009	% change

EBIT	41	65	-37
Revenue	1,011	904	+12
Unit sales	8,396	6,820	+23
Production	8,844	7,681	+15
Employees (March 31)	17,163	17,844	-4

Unit sales	Q1 2010	Q1 2009	% change

Total	8,396	6,820	+23
Western Europe	1,072	1,119	-4
Germany	418	429	-3
NAFTA	485	1,156	-58
Latin America (excluding Mexico)	5,842	3,366	+74
Other markets	997	1,179	-15

Weaker demand outside Latin America

Daimler Buses significantly increased its unit sales to 8,400 buses and bus chassis worldwide in the first quarter of 2010 (Q1 2009: 6,800). Revenue of €1,011 million was also higher than in the prior-year period (Q1 2009: €904 million), while EBIT amounted to €41 million (Q1 2009: €65 million).

Positive development of unit sales in Latin America

1,100 buses and chassis of the Mercedes-Benz and Setra brands were sold in Western Europe. Unit sales were 4% below the high level of the prior-year quarter, reflecting decreases in the previously stable city-bus business as well as in the coach segment. Sales of 400 units in Germany were at the prior-year level.

Sales in the NAFTA region decreased by 58% to 500 units (Q1 2009: 1,200). While the good level of unit sales of the prior-year period was maintained in the United States and Canada, there was a distinct drop in demand in Mexico.

Demand recovered significantly in the Latin America region (excluding Mexico), due in particular to the positive development in Brazil, the biggest market in the region. Daimler Buses sold 5,800 Mercedes-Benz bus chassis in the first quarter, representing an increase of 74% compared to the prior-year quarter.

Best in Class — new Setra TopClass for the United States

Following the comprehensive model upgrade of the Setra TopClass 400 in Europe, Daimler Buses presented the revised US version of the Setra TopClass 417 at the UMA Motorcoach Expo in Las Vegas. Equipped with Front Collision Guard and with improvements to all active safety features, the new coach represents a further step towards accident-free driving. In addition, this coach in the luxury segment fulfills the US EPA 2010 emission limits for nitrogen oxide and particulate matter. Since the successful launch of the Setra TopClass, more than 800 units have been sold in the United States, Canada and Mexico. This brings our market share in the premium segment to approximately 30%.

New product for the Indian market

Daimler Buses presented its new triple-axle luxury coach at the Auto Expo in New Delhi this January. This coach features a
Mercedes-Benz chassis and a superstructure from our Indian partner company, Sutlej Motors Ltd. Daimler Buses is expanding its activities in India with this new model and aims to gain market share in the Indian luxury-coach segment.

Major order for environmentally friendly buses from Sardinia

Also in the first quarter of 2010, Daimler Buses gained a major order for 239 buses from Sardinia. This order is for 217 Mercedes-Benz Citaro city buses and 22 Mercedes-Benz Sprinter City 65 minibuses for the public transport companies in Cagliari, Nuoro, Olbia and Sassari. The economical and low-emission buses use the environmentally friendly Mercedes-Benz BLUETEC SCR diesel technology and fulfill the Euro 5 and EEV (Enhanced Environmentally Friendly Vehicle) emission standards.

Daimler Financial Services

Contract volume below prior-year level

Further growth in the insurance business

Positive business development in Asia

EBIT of €119 million (Q1 2009: minus €167 million)

Amounts in millions of €	Q1 2010	Q1 2009	% change

EBIT	119	(167)	.
Revenue	3,061	3,150	-3
New business	6,203	5,862	+6
Contract volume	59,863	61,981	-3
Employees (March 31)	6,818	6,958	-2

Lower decrease in contract volume

Daimler Financial Services’ worldwide contract volume amounted to €59.9 billion at the end of the first quarter of 2010, representing a year-on-year decrease of 3%. Compared with the end of the year 2009, contract volume increased by 3%; adjusted for exchange-rate effects, the portfolio decreased by 1% compared to year-end. New business increased compared with the first quarter of last year by 6% to €6.2 billion; adjusted for exchange-rate effects, there was an increase of 5%. EBIT amounted to €119 million (Q1 2009: minus €167 million).

Daimler Financial Services expanded its insurance business in the first quarter of this year, brokering 169,000 insurance policies worldwide. This represents an increase of 13% compared to the first quarter of 2009. Daimler Financial Services and the insurance company Allianz SE concluded a framework agreement on global cooperation in the field of automobile insurance in the first quarter. This agreement makes Allianz a strategic partner for Daimler in the international automobile insurance business.

Measures taken to minimize risks and improve efficiency in Europe

Contract volume of €28.1 billion in the Europe region was 2% below the figure for year-end 2009. In view of the difficult economic situation in Central and Eastern Europe, the focus in this region remains on taking measures to reduce credit risks. Collection management and remarketing processes were further intensified.

The contract volume of Mercedes-Benz Bank in Germany decreased compared to the end of 2009 by 3% to €15.7 billion. Mercedes-Benz Bank’s total deposit volume amounted to €11.1 billion at March 31, 2010, which is €1.5 billion below the level at the end of 2009, as planned.

We have merged the contract processing, risk management and administrative functions for the markets of the Netherlands, Belgium and Luxembourg; these functions are now based in the Netherlands. By taking this step, we intend to enhance the quality and speed of those processes and to increase their efficiency.

Mercedes-Benz Financial Services achieved first place in an independent survey of French car dealerships’ satisfaction with their providers of financial services. And in Germany, Mercedes-Benz CharterWay received the Image Award in the Rental/Leasing category from VerkehrsRundschau, a specialist transport magazine.

Additional services for smart-phone users in the United States

In the Americas region, contract volume increased compared to the end of 2009 by 6% to €24.2 billion; adjusted for exchange-rate effects, there was a decrease of 2%. The reduction in contract volume was primarily due to the sale of part of the non-automotive portfolio in the United States.

Mercedes-Benz Financial in the United States expanded its range of account-management functions for smart-phone users in the first quarter. This allows users of BlackBerry® and Droid® and other Internet-capable handsets to pay their leasing and financing installments conveniently and flexibly. With the start of a free iPhone® application in the autumn of 2009, Mercedes-Benz Financial was the first auto financer to provide its customers with mobile account-management functions. The iPhone® application has already been downloaded by customers more than 11,000 times since it was launched.

Further growth in the Africa & Asia/Pacific region

In the Africa & Asia/Pacific region, Daimler Financial Services further increased its contract volume by 12% to €7.6 billion at the end of the first quarter; adjusted for exchange-rate effects, there was an increase of 4%. Growth was particularly dynamic in China, where contract volume increased compared to the end of 2009 by 26% to €599 million. Despite signs of economic stabilization in the markets of Africa and Asia/Pacific, the optimization of credit risks by means of proactive risk management remains a strategic focus in that region.

Daimler AG and Subsidiaries

Unaudited Consolidated Statement of Income (Loss)

	Consolidated		Industrial Business (unaudited additional information)		Daimler Financial Services (unaudited additional information)
in millions of €	Q1 2010	Q1 2009	Q1 2010	Q1 2009	Q1 2010	Q1 2009

Revenue	21,187	18,679	18,126	15,529	3,061	3,150
Cost of sales	(16,619)	(16,404)	(13,870)	(13,289)	(2,749)	(3,115)
Gross profit	4,568	2,275	4,256	2,240	312	35
Selling expenses	(1,794)	(1,873)	(1,720)	(1,787)	(74)	(86)
General administrative expenses	(776)	(922)	(672)	(803)	(104)	(119)
Research and non-capitalized development costs	(798)	(785)	(798)	(785)	—	—
Other operating income	122	149	113	144	9	5
Other operating expense	(68)	(86)	(43)	(84)	(25)	(2)
Share of profit (loss) from investments accounted for using the equity method, net	(256)	81	(257)	78	1	3
Other financial income (expense), net	192	(265)	192	(262)	—	(3)
Earnings before interest and taxes (EBIT)(1)	1,190	(1,426)	1,071	(1,259)	119	(167)
Interest income	200	293	200	293	—	—
Interest expense	(398)	(498)	(395)	(495)	(3)	(3)
Profit (loss) before income taxes	992	(1,631)	876	(1,461)	116	(170)
Income tax benefit (expense)	(380)	345	(346)	300	(34)	45
Net profit (loss)	612	(1,286)	530	(1,161)	82	(125)
(Profit) loss attributable to minority interest	55	(31)
Profit (loss) attributable to shareholders of Daimler AG	667	(1,317)

Earnings (loss) per share (in €)
for profit (loss) attributable to shareholders of Daimler AG
Basic	0.65	(1.40)
Diluted	0.65	(1.40)

(1)  EBIT includes expenses from the compounding of provisions (2010: €84 million; 2009: €360 million).

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

Daimler AG and Subsidiaries

Unaudited Consolidated Statement of Comprehensive Income (Loss)

	Consolidated
in millions of €	Q1 2010	Q1 2009

Net profit (loss)	612	(1,286)
Unrealized gains from currency translation adjustments	680	276
Unrealized gains (losses) from financial assets available for sale	(258)	5
Unrealized losses from derivative financial instruments	(336)	(175)
Unrealized losses from investments accounted for using the equity method	(102)	(206)
Other comprehensive loss, net of taxes	(16)	(100)
Thereof loss attributable to minority interest	(8)	(60)
Thereof loss attributable to shareholders of Daimler AG	(8)	(40)
Total comprehensive income (loss)	596	(1,386)
Thereof loss attributable to minority interest	(63)	(29)
Thereof profit (loss) attributable to shareholders of Daimler AG	659	(1,357)

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

Daimler AG and Subsidiaries

Consolidated Statement of Financial Position

	Consolidated		Industrial Business (unaudited additional information)		Daimler Financial Services (unaudited additional information)
in millions of €	At March 31, 2010 (unaudited)	At Dec. 31, 2009	At March 31, 2010	At Dec. 31, 2009	At March 31, 2010	At Dec. 31, 2009

Assets
Intangible assets	6,963	6,753	6,902	6,690	61	63
Property, plant and equipment	16,329	15,965	16,274	15,911	55	54
Equipment on operating leases	18,837	18,532	9,124	8,651	9,713	9,881
Investments accounted for using the equity method	3,975	4,295	3,921	4,241	54	54
Receivables from financial services	22,739	22,250	(33)	(24)	22,772	22,274
Other financial assets	2,948	4,017	1,777	2,719	1,171	1,298
Deferred tax assets	2,321	2,233	1,869	1,830	452	403
Other assets	355	496	167	305	188	191
Total non-current assets	74,467	74,541	40,001	40,323	34,466	34,218
Inventories	14,217	12,845	13,695	12,337	522	508
Trade receivables	6,896	5,285	6,624	5,073	272	212
Receivables from financial services	17,105	16,228	(40)	(37)	17,145	16,265
Cash and cash equivalents	9,484	9,800	7,197	6,735	2,287	3,065
Other financial assets	6,811	7,460	22	676	6,789	6,784
Other assets	2,850	2,352	(851)	(1,346)	3,701	3,698
Sub-total current assets	57,363	53,970	26,647	23,438	30,716	30,532
Assets held for sale from non-automotive leasing portfolios	184	310	—	—	184	310
Total current assets	57,547	54,280	26,647	23,438	30,900	30,842
Total assets	132,014	128,821	66,648	63,761	65,366	65,060

Equity and liabilities
Share capital	3,045	3,045
Capital reserves	11,868	11,864
Retained earnings	16,796	16,163
Other reserves	624	632
Treasury shares	(1,409)	(1,443)
Equity attributable to shareholders of Daimler AG	30,924	30,261
Minority interest	1,415	1,566
Total equity	32,339	31,827	27,351	27,157	4,988	4,670
Provisions for pensions and similar obligations	4,318	4,082	4,137	3,901	181	181
Provisions for income taxes	2,810	2,774	2,808	2,772	2	2
Provisions for other risks	4,881	4,696	4,767	4,585	114	111
Financing liabilities	33,942	33,258	13,290	13,390	20,652	19,868
Other financial liabilities	2,541	2,148	2,374	1,985	167	163
Deferred tax liabilities	442	509	(3,015)	(2,987)	3,457	3,496
Deferred income	1,979	1,914	1,604	1,305	375	609
Other liabilities	76	75	68	66	8	9
Total non-current liabilities	50,989	49,456	26,033	25,017	24,956	24,439
Trade payables	7,553	5,622	7,288	5,422	265	200
Provisions for income taxes	573	509	(110)	75	683	434
Provisions for other risks	6,168	6,311	5,840	6,070	328	241
Financing liabilities	23,317	25,036	(8,768)	(7,874)	32,085	32,910
Other financial liabilities	8,073	7,589	6,754	6,280	1,319	1,309
Deferred income	1,501	1,397	1,094	755	407	642
Other liabilities	1,501	1,074	1,166	859	335	215
Total current liabilities	48,686	47,538	13,264	11,587	35,422	35,951
Total equity and liabilities	132,014	128,821	66,648	63,761	65,366	65,060

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

Daimler AG and Subsidiaries

Unaudited Consolidated Statement of Changes in Equity

in millions of €	Share capital	Capital reserves	Retained earnings	Currency translation adjustment	Financial assets available for sale	Derivative financial instruments	Other reserves Share of investments accounted for using the equity method	Treasury shares	Equity attributable to shareholders of Daimler AG	Minority interest	Total equity

Balance at January 1, 2009	2,768	10,204	19,359	(487)	23	576	222	(1,443)	31,222	1,508	32,730
Net profit (loss)	—	—	(1,317)	—	—	—	—	—	(1,317)	31	(1,286)
Unrealized gains (losses)	—	—	—	278	5	(241)	(241)	—	(199)	(98)	(297)
Deferred taxes on unrealized gains (losses)	—	—	—	—	1	67	91	—	159	38	197
Total comprehensive income (loss)	—	—	(1,317)	278	6	(174)	(150)	—	(1,357)	(29)	(1,386)
Dividends	—	—	—	—	—	—	—	—	—	(15)	(15)
Share-based payment	—	1	—	—	—	—	—	—	1	—	1
Issue of new shares	276	1,671	—	—	—	—	—	—	1,947	—	1,947
Other	—	(1)	—	—	—	—	—	—	(1)	1	—
Balance at March 31, 2009	3,044	11,875	18,042	(209)	29	402	72	(1,443)	31,812	1,465	33,277

Balance at January 1, 2010	3,045	11,864	16,163	(213)	270	268	307	(1,443)	30,261	1,566	31,827
Net profit (loss)	—	—	667	—	—	—	—	—	667	(55)	612
Unrealized gains (losses)	—	—	—	659	(262)	(484)	(109)	—	(196)	(22)	(218)
Deferred taxes on unrealized gains (losses)	—	—	—	—	4	148	36	—	188	14	202
Total comprehensive income (loss)	—	—	667	659	(258)	(336)	(73)	—	659	(63)	596
Dividends	—	—	—	—	—	—	—	—	—	(84)	(84)
Share-based payment	—	(1)	—	—	—	—	—	—	(1)	—	(1)
Issue and disposal of treasury shares	—	—	(34)	—	—	—	—	34	—	—	—
Other	—	5	—	—	—	—	—	—	5	(4)	1
Balance at March 31, 2010	3,045	11,868	16,796	446	12	(68)	234	(1,409)	30,924	1,415	32,339

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

Daimler AG and Subsidiaries

Unaudited Consolidated Statements of Cash Flows

	Consolidated		Industrial Business (unaudited additional information)		Daimler Financial Services (unaudited additional information)
in millions of €	Q1 2010	Q1 2009	Q1 2010	Q1 2009	Q1 2010	Q1 2009

Net profit (loss) adjusted for	612	(1,286)	530	(1,161)	82	(125)
Depreciation and amortization	818	846	810	837	8	9
Other non-cash expense and income	372	(513)	673	(528)	(301)	15
Gains on disposals of assets	(297)	3	(297)	3	—	—
Change in operating assets and liabilities
– Inventories	(1,000)	944	(971)	1,004	(29)	(60)
– Trade receivables	(1,433)	703	(1,377)	748	(56)	(45)
– Trade payables	1,816	(420)	1,758	(420)	58	—
– Receivables from financial services	361	1,568	(25)	(154)	386	1,722
– Vehicles on operating leases	303	884	(56)	77	359	807
– Other operating assets and liabilities	405	(203)	(10)	(502)	415	299
Cash provided by (used for) operating activities	1,957	2,526	1,035	(96)	922	2,622
Additions to property, plant and equipment	(738)	(688)	(734)	(685)	(4)	(3)
Additions to intangible assets	(365)	(358)	(364)	(357)	(1)	(1)
Proceeds from disposals of property, plant and equipment and intangible assets	75	77	72	74	3	3
Investments in businesses	(38)	(89)	(37)	(89)	(1)	—
Proceeds from disposals of businesses	338	—	335	—	3	—
Acquisition of securities (other than trading)	(3,261)	(4,230)	(3,375)	(3,849)	114	(381)
Proceeds from sales of securities (other than trading)	3,914	1,845	3,914	1,845	—	—
Change in other cash	(2)	41	(2)	239	—	(198)
Cash provided by (used for) investing activities	(77)	(3,402)	(191)	(2,822)	114	(580)
Change in financing liabilities	(2,447)	5,163	(579)	3,443	(1,868)	1,720
Dividends paid (including profit transferred from subsidiaries)	(22)	(15)	(21)	(15)	(1)	—
Proceeds from issuance of share capital (including minority interest)	—	1,947	—	1,947	—	—
Internal equity transactions	—	—	(29)	(33)	29	33
Cash provided by (used for) financing activities	(2,469)	7,095	(629)	5,342	(1,840)	1,753
Effect of foreign exchange-rate changes on cash and cash equivalents	273	174	247	153	26	21
Net increase (decrease) in cash and cash equivalents	(316)	6,393	462	2,577	(778)	3,816
Cash and cash equivalents at the beginning of the period	9,800	6,912	6,735	4,664	3,065	2,248
Cash and cash equivalents at the end of the period	9,484	13,305	7,197	7,241	2,287	6,064

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

Daimler AG and Subsidiaries

Notes to the Unaudited Interim Consolidated Financial Statements

1. Presentation of the Interim Consolidated Financial Statements

General. These unaudited interim consolidated financial statements (interim financial statements) of Daimler AG and its subsidiaries (“Daimler” or “the Group”) have been prepared in accordance with Section 37x Subsection 3 of the German Securities Trading Act (WpHG) and International Accounting Standard (IAS) 34 Interim Financial Reporting. The interim financial statements comply with International Financial Reporting Standards (IFRS) as adopted by the European Union and as approved by the International
Accounting Standards Board (IASB).

Daimler AG is a stock corporation organized under the laws of the Federal Republic of Germany. Daimler AG is entered in the Commercial Register of the Stuttgart District Court under No. HRB 19360 and its registered office is located at Mercedesstraße 137, 70327 Stuttgart, Germany.

The interim financial statements of the Daimler Group are presented in euros (€).

All significant intercompany accounts and transactions have been eliminated. In the opinion of the management, the interim financial statements reflect all adjustments (i.e. normal recurring adjustments) necessary for a fair presentation of the results of operations and the financial position of the Group. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period or for the full fiscal year. The interim financial statements should be read in conjunction with the December 31, 2009 audited IFRS consolidated financial statements and notes thereto, which Daimler published on March 3, 2010 and which were included in Daimler’s 2009 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC). The accounting policies applied by the Group in these interim financial statements are principally the same as those applied in the audited IFRS consolidated financial statements as at and for the year ended December 31, 2009.

Commercial practice with respect to certain products manufactured by Daimler necessitates that sales financing, including leasing alternatives, be made available to the Group’s customers. Accordingly, the Group’s consolidated financial statements are also significantly influenced by the activities of its financial services business. To enhance readers’ understanding of the Group’s financial position, cash flows and operating results, the accompanying interim consolidated financial statements also present unaudited information with respect to the Group’s industrial business and Daimler Financial Services business activities. Such information, however, is not required by IFRS and is not intended to, and does not represent the separate IFRS results of operations, cash flows and financial position of the Group’s industrial business or Daimler Financial Services business activities. Eliminations of the effects of transactions between the industrial business and Daimler Financial Services businesses have generally been allocated to the industrial business columns.

Preparation of interim financial statements in conformity with IFRS requires management to make estimates and judgments related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenue and expenses for the reporting period. Actual amounts could differ from those estimates.

IFRSs issued but neither EU endorsed nor yet adopted. In November 2009, the IASB published IFRS 9 Financial Instruments as part of its project of a revision of the accounting guidance for financial instruments. The new standard provides guidance on the classification and measurement of financial assets. The standard will be effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group will not early adopt IFRS 9 Financial Instruments for 2010. Daimler will determine the expected effects on the Group’s consolidated financial statements.

2. Significant dispositions of interests in companies and other disposals of assets and liabilities

Tata Motors. In March 2010, the Group sold its equity interest of approximately 5% in Tata Motors Limited to various groups of investors through the capital market. In the first quarter of 2010, this transaction resulted in a cash inflow of €303 million and a gain before income taxes of €265 million. The gain is included in “other financial income (expense), net” in the consolidated statement of income (loss) and in the reconciliation from total segments’ EBIT to Group EBIT within the segment reporting.

Daimler Financial Services. Most of the non-automotive assets subject to finance leases that were presented separately as held for sale in the consolidated statement of financial position at December 31, 2009 were already sold in the three months ended March 31, 2010. These transactions resulted in a cash inflow of €274 million. The Group recorded a pre-tax gain of €1 million from these sales and from the measurement of the remaining assets presented separately as held for sale (carrying amount as of March 31, 2010: €50 million).

Furthermore, additional non-automotive assets subject to finance leases (leveraged leases) with a carrying amount of €134 million are presented separately as assets held for sale in the consolidated statement of financial position as of March 31, 2010. Measurement of these assets at fair value less costs to sell resulted in a pre-tax expense of €47 million for the three months ended March 31, 2010.

In the first quarter of 2009, Daimler Financial Services achieved a cash-inflow of €328 million from the sale of non-automotive finance leases. These sales resulted in a pre-tax expense of €28 million.

The results of the above-mentioned transactions are included in “cost of sales” in the consolidated statement of income (loss). The expense is allocated to the Daimler Financial Services segment.

Chrysler. In connection with the legal transfer of Chrysler’s international sales activities to Chrysler LLC and due to the valuation of Chrysler-related assets the Group recorded a total gain before income taxes of €40 million in the first quarter of 2009. This gain is included in the reconciliation from total segments EBIT to Group EBIT in the segment reporting.

3. Interest income and expense

Interest income and expense are comprised as follows:

in millions of €	Q1 2010	Q1 2009

Interest income
Expected return on pension and other post-employment benefit plan assets	153	168
Interest and similar income	47	125
	200	293

Interest expense
Interest cost for pension and other post-employment benefit plans	(249)	(242)
Interest and similar expenses	(149)	(256)
	(398)	(498)

4. Intangible assets

Intangible assets are comprised as follows:

in millions of €	At March 31, 2010	At Dec. 31, 2009

Goodwill	732	694
Development costs	5,518	5,353
Other intangible assets	713	706
	6,963	6,753

5. Investments accounted for using the equity method

Key financial figures of investments accounted for using the equity method are as follows:

in millions of €	EADS	Tognum	Kamaz	Others(1)	Total

March 31, 2010
Equity interest (in %)	22.5	28.4	10.0	—	—
Equity investment	2,747	675	91	462	3,975
Equity result (first quarter of 2010)(2)	(269)	3	(3)	13	(256)
December 31, 2009
Equity interest (in %)	22.5	28.4	10.0	—	—
Equity investment	3,112	671	87	425	4,295
Equity result (first quarter of 2009)(2)	83	—	—	(2)	81

(1)  Also including joint ventures accounted for using the equity method.

(2)  Including investor-level adjustments.

EADS. For the purpose of its 2009 consolidated financial statements, EADS determined its loss provision regarding the A400M military transporter program based on the best estimate of its management. The recognized amount at EADS reflects in particular the status of the elements of the ongoing negotiations between EADS and the Launch Nations as of December 31, 2009, and adjustments to actual values as well as the expected total costs of the A400M program updated in December 2009. This resulted in expenses, which Daimler had to recognize in its equity result for the three months ended March 31, 2010 due to the recognition of the proportionate results with a three-month time lag. The Group’s proportionate share in those expenses was €237 million.

On March 13, 2007, a subsidiary of Daimler which holds Daimler’s 22.5% interest in EADS issued equity interests to investors in exchange for €1,554 million of cash. In this regard, Daimler has the option beginning on July 1, 2010, to exchange the newly issued equity interests for a 7.5% equity interest in EADS or for a cash equivalent to the fair value of the 7.5% equity interest in EADS at that time. In March 2010, Daimler decided not to make use of this option. Therefore, Daimler will continue to base its equity-method accounting of EADS on a 22.5% equity interest.

Chrysler. As of December 31, 2008, the carrying amount of the Group’s equity interest in Chrysler Holding LLC (Chrysler) and the carrying amounts of the subordinated loans granted to Chrysler were reduced to zero. As a result, the equity-method accounting of the Group’s 19.9% equity interest in Chrysler did not result in a further negative impact on Daimler’s EBIT in the three months ended March 31, 2009.

6. Inventories

Inventories are comprised as follows:

in millions of €	At March 31, 2010	At Dec. 31, 2009

Raw materials and manufacturing supplies	1,539	1,517
Work in progress	1,970	1,626
Finished goods, parts and products held for resale	10,643	9,666
Advance payments to suppliers	65	36
	14,217	12,845

7. Assets held for sale from non-automotive leasing portfolios

As of March 31, 2010, non-automotive assets subject to leveraged leases are presented separately as assets held for sale in the consolidated statement of financial position. The carrying amount of these assets amounted to €184 million as of March 31, 2010. The Group expects to sell these assets within the next 12 months. Prior to the classification as assets held for sale, the leveraged lease contracts were included in receivables from financial services. For further information see also Note 2.

8. Equity

Share buy-back program. The resolution issued by the Annual Meeting on April 8, 2009 that authorized Daimler AG to acquire, until October 8, 2010, treasury shares for certain predefined purposes up to 10% of the share capital as of the day of the resolution was terminated by resolution of the Annual Meeting on April 14, 2010 insofar as it had not been utilized. Simultaneously, the Board of Management, with the consent of the Supervisory Board, was again authorized to acquire, until April 13, 2015, treasury shares for all legally permissible purposes, up to 10% of the share capital as of date of that resolution. Among other things, the purposes could be to cancel the acquired shares, or to use them, under exclusion of the shareholders’ rights to subscribe to the Company’s treasury shares, to acquire companies and/or interest in companies, or to sell them to third parties for cash, whereas the transaction price must not be materially below the stock price at the date of the transaction. In addition, the Board of Management was authorized to acquire, with the consent of the Supervisory Board, own shares for the aforementioned purposes using derivatives (put or call options or a combination both). In this case, shareholders’ subscription rights are excluded and the authorization is limited to an amount of up to 5% of the share capital as of the day of that resolution. The period of the individual options may not exceed 18 months and all options must terminate on April 13, 2015 at the latest.

Treasury shares. Of the treasury stock held by the company as of December 31, 2009, approximately 1 million shares in an amount of approximately €34 million were used to fulfill obligations towards former AEG-shareholders from the final judgment in the litigation regarding the domination and profit and loss transfer agreement between the former Daimler-Benz AG and the former AEG AG (Spruchverfahren). The remaining treasury shares held by Daimler AG amount to approximately 36 million as of March 31, 2010.

Authorized capital. The Annual Meeting of April 8, 2009 authorized the Board of Management again, with the consent of the Supervisory Board, to increase Daimler AG’s share capital in the period until April 7, 2014 by a total of €1.0 billion in one lump sum or by separate partial amounts at different times by issuing new, registered no-par-value shares in exchange for cash and/or non-cash contributions (Approved Capital 2009). Among other things, the Board of Management was authorized, with the consent of the Supervisory Board, to exclude shareholders’ subscription rights under certain conditions. The new Approved Capital 2009 came into effect with its entry in the Commercial Register on June 5, 2009.

Conditional Capital. As the resolution, adopted at the Annual Meeting on April 6, 2005 to issue convertible bonds and/or option notes with warrants expired on April 5, 2010 without being exercised, a resolution was passed at the Annual Meeting on April 14, 2010 to cancel the existing Conditional Capital I and to grant authorization to issue a new Conditional Capital 2010. By this resolution, the Board of Management, with the consent of the Supervisory Board, was authorized to issue bearer and/or registered convertible bonds and/or bonds with warrants or a combination of these instruments (“bonds”) with a total face value of up to €10.0 billion and a maturity of no more than ten years, until April 13, 2015. The Board of Management is allowed to grant the holders of these bonds conversion rights or warrant rights for new registered no-par-value shares in Daimler AG with an allocable portion of the share capital of up to €500 million in accordance with the details defined in the terms and conditions of the bonds. The bonds can, with the consent of the Supervisory Board, also be issued by majority-owned direct or indirect subsidiaries of Daimler AG. They can also be issued once or several times, wholly or in installments or simultaneously in various tranches. Among other things, the terms and conditions can stipulate obligatory conversions of the bonds. The Board of Management was also authorized, under certain specified conditions and with the consent of the Supervisory Board, to exclude shareholders’ subscription rights for the bonds.

9. Pensions and similar obligations

Net pension cost. The components of net pension cost from defined benefit plans were as follows:

	Q1 2010			Q1 2009
in millions of €	Total	German plans	Non-German plans	Total	German plans	Non-German plans

Current service cost	83	66	17	76	57	19
Interest cost	213	184	29	212	183	29
Expected return on plan assets	(150)	(126)	(24)	(165)	(142)	(23)
Amortization of net actuarial losses	20	16	4	7	3	4
Net periodic pension cost	166	140	26	130	101	29
Curtailments and settlements	—	—	—	1	—	1
	166	140	26	131	101	30

Contributions by the employer to plan assets. In the three months ended March 31, 2010, contributions by Daimler to the Group’s pension plans were €17 million.

10. Provisions for other risks

Provisions for other risks are comprised as follows:

	At March 31, 2010			At December 31, 2009
in millions of €	Current	Non-current	Total	Current	Non-current	Total

Product warranties	2,770	2,715	5,485	2,874	2,615	5,489
Sales incentives	902	2	904	914	—	914
Personnel and social costs	749	1,247	1,996	803	1,251	2,054
Other	1,747	917	2,664	1,720	830	2,550
	6,168	4,881	11,049	6,311	4,696	11,007

11. Financing liabilities

Financing liabilities are comprised as follows:

	At March 31, 2010			At December 31, 2009
in millions of €	Current	Non-current	Total	Current	Non-current	Total

Notes/bonds	8,621	21,620	30,241	7,972	22,123	30,095
Commercial paper	87	—	87	176	—	176
Liabilities to financial institutions	6,105	7,236	13,341	6,066	6,934	13,000
Deposits from the direct banking business	6,946	4,169	11,115	9,403	3,195	12,598
Liabilities from ABS transactions	731	446	1,177	753	539	1,292
Liabilities from finance leases	42	352	394	49	348	397
Loans, other financing liabilities	785	119	904	617	119	736
	23,317	33,942	57,259	25,036	33,258	58,294

12. Legal Proceedings

On April 1, 2010, Daimler announced a settlement of the previously disclosed US Securities and Exchange Commission (SEC) and US Department of Justice (DOJ) investigations into possible violations by Daimler of the anti-bribery, record-keeping, and internal-controls provisions of the US Foreign Corrupt Practices Act (FCPA).

Pursuant to the settlement reached with the SEC, the SEC filed a civil complaint against Daimler AG in the US District Court for the District of Columbia (the Court). Without admitting or denying the allegations in the complaint, Daimler AG consented to the entry by the Court of a final judgment. Pursuant to the Court’s judgment: (i) Daimler AG disgorged US $91.4 million in profits, (ii) Daimler AG is enjoined from violating the anti-bribery, record-keeping, and internal-controls provisions of the FCPA, and (iii) the Honorable Louis J. Freeh is Daimler AG’s post-settlement monitor for a three-year period.

Pursuant to the settlement reached with the DOJ, Daimler AG entered into a deferred-prosecution agreement with a three year term under which the DOJ filed with the Court a two-count criminal information against Daimler AG charging it with: (i) conspiracy to violate the record-keeping provisions of the FCPA, and (ii) violating the record-keeping provisions of the FCPA. Herewith, Daimler AG agreed to pay a maximum criminal fine of US $93.6 million, to engage the Honorable Louis J. Freeh as post-settlement monitor for a two-year period, and to continue to implement a compliance and ethics program designed to prevent and detect violations of the FCPA and other applicable anti-corruption laws. In addition, a China-based subsidiary, Daimler North East Asia, Ltd. (DNEA), entered into a deferred-prosecution agreement with the same term with the DOJ under which the DOJ filed with the Court a two-count criminal information against DNEA. In addition, a Russia-based subsidiary, Mercedes-Benz Russia S.R.O.(MB Russia), and a Germany-based subsidiary, Daimler Export and Trade Finance GmbH (ETF), each entered into plea agreements with the DOJ with a three-year probation period under which they pleaded guilty to: (i) conspiracy to violate the anti-bribery provisions of the FCPA, and (ii) violating the anti-bribery provisions of the FCPA. Under their respective plea agreements, the Court sentenced MB Russia to pay a criminal fine of US $27.36 million and sentenced ETF to pay a criminal fine of US $29.12 million. These amounts were deducted from the maximum fine Daimler AG agreed to pay.

As a result of the SEC and DOJ settlements, Daimler paid a total of US $185 million in fines and civil disgorgement. Daimler previously made sufficient provisions to cover these fines. In addition, Daimler has taken appropriate personnel and remedial actions to ensure that its conduct going forward complies with the FCPA and similar applicable laws, including establishing a company-wide compliance organization and evaluating and revising Daimler’s governance policies and internal-control procedures.

Daimler’s failure to comply with the terms and conditions of either the SEC or the DOJ settlement, including the terms of the deferred-prosecution agreements, could result in resumed prosecution and other regulatory sanctions.

Daimler has also had communications with and provided documents to the offices of German public prosecutors regarding the matters that have been under investigation by the DOJ and SEC.

13. Segment reporting

Segment information for the three-month periods ended March 31, 2010 and 2009 is as follows:

in millions of €	Mercedes- Benz Cars	Daimler Trucks	Mercedes- Benz Vans	Daimler Buses	Daimler Financial Services	Total segments	Reconciliation	Daimler Group

Q1 2010
Revenue	11,140	4,527	1,633	998	2,889	21,187	—	21,187
Intersegment revenue	455	346	64	13	172	1,050	(1,050)	—
Total revenue	11,595	4,873	1,697	1,011	3,061	22,237	(1,050)	21,187

Segment profit (EBIT)	806	130	64	41	119	1,160	30	1,190
Thereof share of profit (loss) from investments accounted for using the equity method	8	5	(4)	—	1	10	(266)	(256)

in millions of €	Mercedes- Benz Cars	Daimler Trucks	Mercedes- Benz Vans	Daimler Buses	Daimler Financial Services	Total segments	Reconciliation	Daimler Group

Q1 2009
Revenue	8,821	4,589	1,239	894	2,999	18,542	137	18,679
Intersegment revenue	246	329	52	10	151	788	(788)	—
Total revenue	9,067	4,918	1,291	904	3,150	19,330	(651)	18,679

Segment profit (loss) (EBIT)	(1,123)	(142)	(91)	65	(167)	(1,458)	32	(1,426)
Thereof share of profit (loss) from investments accounted for using the equity method	3	(5)	(3)	—	3	(2)	83	81

Reconciliation. Reconciliation of the total segments’ profit (loss) (EBIT) to profit (loss) before income taxes is as follows:

in millions of €	Q1 2010	Q1 2009

Total segments’ profit (loss) (EBIT)	1,160	(1,458)
Share of profit (loss) from investments accounted for using the equity method(1)	(266)	83
Other corporate items	288	(72)
Eliminations	8	21
Group EBIT	1,190	(1,426)
Interest income	200	293
Interest expense	(398)	(498)
Profit (loss) before income taxes	992	(1,631)

(1)    Mainly comprises the Group’s proportionate shares in the results of EADS and Tognum. For further information see Note 5.

The reconciliation includes corporate items for which headquarters is responsible. Transactions between the segments are eliminated in the context of consolidation and the eliminated amounts are included in the reconciliation.

14. Related party relationships

Associated companies and joint ventures. Most of the goods and services supplied within the ordinary course of business between the Group and related parties comprise transactions with associated companies and joint ventures and are included in the following table:

	Sales of goods and services and other income		Purchases of goods and services and other expense		March 31,	Receivables December 31,	March 31,	Payables December 31,
in millions of €	Q1 2010	Q1 2009	Q1 2010	Q1 2009	2010	2009	2010	2009

Associated companies	112	410	18	434	139	146	18	27
Joint ventures	94	149	25	15	140	106	193	178

The transactions with associated companies in the table above include transactions between the Group and our associated company Tognum AG (Tognum). Tognum purchases engines, parts and services from the Group.

Income and expenses resulting from transactions with Chrysler Holding LLC (Chrysler Holding) that occurred in the first three months of 2009 are also included in the above table in the line “Associated companies.” Therein included is a gain before income taxes of €0.1 billion in connection with the legal transfer of Chrysler’s international sales activities to Chrysler LLC. Due to the redemption of the equity interest in Chrysler Holding on June 3, 2009, receivables and payables at December 31, 2009 did not have to be reported.

In addition, in the first quarter of 2009, major other goods and services supplied or received by the Group relate to McLaren Group Ltd. (McLaren). The respective income and expenses are also included in the above table in the line “Associated companies.” After the agreement was reached with McLaren in November 2009 to change the form of cooperation, receivables and payables at December 31, 2009 did not have to be reported.

The transactions with joint ventures predominantly comprise the business relationship with Beijing Benz-DaimlerChrysler Automotive Corporation, Ltd. (BBDC). BBDC assembles and distributes Mercedes-Benz vehicles for the Group in China.

In the first quarter of 2009, major other goods and services supplied by the Group relate to transactions with the joint venture MTU Detroit Diesel Australia Pty. Ltd. (MTU). MTU sells off- and on-highway engines and transmissions for commercial vehicles. Income resulting from these transactions is also included in the table above in the line “Joint ventures.”

In connection with the Group’s 45% equity interest in Toll Collect GmbH, Daimler has provided a number of guarantees for Toll Collect, which are not included in the table above (€115 million as of March 31, 2010 and as of December 31, 2009).

Shareholders. The Group distributes vehicles in Turkey through a dealership, which also holds a minority interest in one of the Group’s subsidiaries. In addition, the Group has business relationships with vehicle importers in certain other countries that also hold minority interests in Group companies. In the first quarter of 2010, revenue generated by these transactions amounted to €48 million (2009: €32 million) and expenses amounted to €6 million (2009: €7 million). The expenses primarily resulted from the depreciation of purchased vehicles.

15. Subsequent events

In April 2010, within the framework of a wide-ranging strategic cooperation with the Renault-Nissan Alliance, the Group entered into a cross-shareholding structure. In this regard, Daimler is to receive a 3.1% equity interest in Renault SA (Renault) as well as 3.1% of the shares of Nissan Motor Company Ltd. (Nissan) from Renault. In return, Renault is to receive a 3.1% stake in Daimler. Daimler will use treasury shares for the acquisitions. Renault has independently agreed to exchange a 1.55% equity interest in Daimler with Nissan for 2% of Nissan’s shares. As a result, Renault and Nissan will each hold 1.55% of Daimler’s shares.

Addresses | Information	Financial Calendar 2010 | 2011

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Phone +49 711 17 92261, 17 95256 or 17 95277

Fax +49 711 17 94075

Concept and contents

Daimler AG

Investor Relations

Publications for our shareholders:

Annual Reports (German, English)

Form 20-F (English)

Interim Reports on 1st, 2nd and 3rd quarters

(German, English)

Sustainability Report
(German, English)

Interim Report Q1 2010 April 27, 2010 Interim Report Q2 2010 July 27, 2010 Interim Report Q3 2010 October 28, 2010 Annual Meeting 2011 Messe Berlin April 13, 2011

Daimler AG

Stuttgart, Germany

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: April 27, 2010